UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 23)1

LANDRY’S RESTAURANTS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

51508L 10 3
(CUSIP Number)

Tilman J. Fertitta
1510 West Loop South
Houston, Texas  77027
(713) 386-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

June 20, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 51508L 10 3

1	NAME OF REPORTING PERSON Tilman J. Fertitta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,694,155 (1) (2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,694,155 (1) (2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,694,155 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.9% (See Item 5)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 800,000 shares subject to options that have not been exercised by Tilman J. Fertitta but which are immediately exercisable or will become exercisable within 60 days of the date hereof.

(2)
Includes 500,000 shares of restricted Common Stock which vest 10 years from the effective date of grant and an additional 275,000 shares of restricted Common Stock which vest 7 years from the effective date of grant.

CUSIP NO. 51508L 10 3

1	NAME OF REPORTING PERSON Fertitta Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,694,155 (1) (2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,694,155 (1) (2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,694,155 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.9% (See Item 5)
14	TYPE OF REPORTING PERSON CO

(1)	Includes 800,000 shares subject to options that have not been exercised by Tilman J. Fertitta but which are immediately exercisable or will become exercisable within 60 days of the date hereof.

(2)
Includes 500,000 shares of restricted Common Stock which vest 10 years from the effective date of grant and an additional 275,000 shares of restricted Common Stock which vest 7 years from the effective date of grant.

CUSIP NO. 51508L 10 3

AMENDMENT NO. 23 TO SCHEDULE 13D

The following constitutes Amendment No. 23 (“Amendment No. 23”) to the Schedule 13D filed by the undersigned.  Such Schedule 13D is hereby amended as follows:

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to add the following:

On June 20, 2010, Parent, Merger Sub, Fertitta and Landry’s entered into the Second Amendment to Agreement and Plan of Merger (the “Second Amendment”).  Pursuant to the Merger Agreement, as amended by the First Amendment and the Second Amendment, each outstanding share of Common Stock (other than shares owned by Parent, Merger Sub or any direct or indirect wholly-owned subsidiary of Parent (including the Rollover Stock), shares held in the treasury of Landry’s and shares owned by stockholders who perfect appraisal rights under applicable law) will be cancelled and converted automatically into the right to receive $24.50 in cash, without interest.  The aggregate value of the transactions contemplated by the Merger Agreement, as amended by the First Amendment and the Second Amendment, is approximately $1.4 billion.

In connection with the Second Amendment, on June 20, 2010, Fertitta and Parent amended the Equity Commitment Letter (the “Equity Commitment Second Amendment”) to reflect the amended per share consideration.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

On June 20, 2010, Parent, Merger Sub, Fertitta and Landry’s entered into the Second Amendment.  Pursuant to the Merger Agreement, as amended by the First Amendment and the Second Amendment, each outstanding share of Common Stock (other than shares owned by Parent, Merger Sub or any direct or indirect wholly-owned subsidiary of Parent (including the Rollover Stock), shares held in the treasury of Landry’s and shares owned by stockholders who perfect appraisal rights under applicable law) will be cancelled and converted automatically into the right to receive $24.50 in cash, without interest.

The summary of the Second Amendment contained herein does not purport to be complete and is qualified in its entirety by reference to the Second Amendment, which is filed herewith as Exhibit 99.1 and incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) is hereby amended and restated as follows:

(a)           AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

Fertitta is the direct beneficial owner of 9,694,155 shares of Common Stock, including (i) options to acquire 800,000 shares of Common Stock which are immediately exercisable or will become exercisable within 60 days of the date hereof and (ii) 775,000 shares of restricted Common Stock, 500,000 shares of which vest 10 years from the effective date of grant and 275,000 shares of which vest 7 years from the effective date of grant, representing in the aggregate approximately 56.9% of the shares of Common Stock outstanding based on 16,236,435 shares of Common Stock outstanding as of May 7, 2010, as reported in Landry’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 filed with the Securities and Exchange Commission on May 10, 2010.

CUSIP NO. 51508L 10 3

Parent may also be deemed to beneficially own 9,694,155 shares of Common Stock, including (i) options to acquire 800,000 shares of Common Stock which are immediately exercisable or will become exercisable within 60 days of the date hereof and (ii) 775,000 shares of restricted Common Stock, 500,000 shares of which vest 10 years from the effective date of grant and 275,000 shares of which vest 7 years from the effective date of grant, beneficially owned by Fertitta, as Fertitta has agreed to contribute such shares of Common Stock to Parent pursuant to the Equity Commitment Letter, as amended by the Equity Commitment Amendment and the Equity Commitment Second Amendment.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

On June 20, 2010, Parent, Merger Sub, Fertitta and Landry’s entered into the Second Amendment, as defined and described in Items 3 and 4 above.

Also on June 20, 2010, Fertitta and Parent entered into the Equity Commitment Second Amendment, as defined and described in Item 3 above.

Concurrently with the Second Amendment, Landry’s entered into voting agreements with certain stockholders, including Pershing Square Capital Management, L.P. and Richard T. McGuire. Pursuant to those voting agreements, such stockholders agreed to vote the Landry’s shares beneficially owned by them for the Merger, on the terms and subject to the terms and conditions set forth in the voting agreements. Each voting agreement will terminate when the first of the following occurs: (a) the Merger closes; (b) Landry’s and the applicable stockholders agree (subject to the consent of Parent) to terminate the voting agreement; (c) the Merger Agreement is further amended, or any provision thereunder is waived, that reduces or changes the form of the merger consideration, adds or modifies any closing condition, materially delays the closing of the Merger or adversely affects in any material respect the rights or obligations of the parties under the voting agreement as of the date of the voting agreement; (d) Landry’s Special Committee (or if the Special Committee is dissolved, Landry’s Board of Directors or another committee of Landry’s Board of Directors) determines a competing proposal is a superior proposal; (e) the Merger Agreement is terminated, including in connection with a superior proposal; and (f) December 31, 2010. Parent is not a party to the voting agreements but is a third party beneficiary under each of the voting agreements.  The summary of the voting agreements contained herein does not purport to be complete.  The voting agreements are filed as exhibits to the Schedule 13D filed by such stockholders with the Securities and Exchange Commission.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibit:

99.1
Second Amendment to Agreement and Plan of Merger, dated as of June 20, 2010, by and among Parent, Merger Sub, Fertitta, solely for purposes of Sections 7.10, 7.11 and 9.03(b) and Article X, and Landry’s (incorporated by reference to Exhibit 2.1 of Landry’s Current Report on Form 8-K, filed June 22, 2010).

CUSIP NO. 51508L 10 3

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 22, 2010
(Date)

/s/ Tilman J. Fertitta
Tilman J. Fertitta

FERTITTA GROUP, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer and President